Mail Stop 7010

      May 23, 2006

Mr. Gregory N. Miller
Hillenbrand Industries, Inc.
1069 State Route 46 East
Batesville, Indiana 47006-8835

      Re:	Hillenbrand Industries, Inc.
		Form 10-K for the year ended September 30, 2005
		Form 10-Q for the period ended December 31, 2005
      Filed December 23, 2005
      File No. 1-6651

Dear Mr. Miller:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3689.

							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE